SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Gaylord Entertainment Company.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

367905106
(CUSIP Number)

Michael P. Collison
The Oklahoma Publishing Company
9000 North Broadway
Oklahoma City, Oklahoma 73114
Telephone (405) 475-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Frederic T. Spindel
Venable, Baetjer, Howard and Civiletti LLP
1201 New York Avenue
Suite 1000
Washington, D.C. 20005
Telephone (202) 513-4732

April 27, 2003
(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF
SHARES	7.	SOLE VOTING POWER	None
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	2,103,766
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	None

	10.	SHARED DISPOSITIVE POWER	2,103,766

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,766

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: CHRISTINE GAYLORD EVEREST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF
SHARES	7.	SOLE VOTING POWER	2,791,793
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	264,075
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	2,791,793

	10.	SHARED DISPOSITIVE POWER	264,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,868

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: EDWARD L. GAYLORD
REVOCABLE TRUST

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF
SHARES	7.	SOLE VOTING POWER	5,130,581
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	0
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	5,130,581

	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,130,581

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.18%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF
SHARES	7.	SOLE VOTING POWER	260,400
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	1,843,366
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	260,400

	10.	SHARED DISPOSITIVE POWER	1,843,366

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,103,766

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.23%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367905106

1.	NAMES OF REPORTING PERSONS: GFI Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF
SHARES	7.	SOLE VOTING POWER	1,843,366
BENEFICIALLY
OWNED BY
EACH
REPORTING	8.	SHARED VOTING POWER	None
PERSON WITH

	9.	SOLE DISPOSITIVE POWER	1,843,366

	10.	SHARED DISPOSITIVE POWER	None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,366

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Amendment No. 9 to Schedule 13D

     This Amendment No. 9, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value (“Common Stock”), of Gaylord Entertainment Company (the “Issuer”), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the “Voting Trust”), The Oklahoma Publishing Company (“OPUBCO”), GFI Company (“GFI”), the Edward L. Gaylord Revocable Trust and Christine Gaylord Everest (“Ms. Everest”) (hereinafter collectively referred to as the “Reporting Persons”). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000, Amendment No. 6 filed on December 5, 2000, Amendment No. 7 filed on July 3, 2001 and Amendment No. 8 filed on April 10, 2003.

     The Reporting Persons, hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997, as amended (the “Original Statement”) in order to (i) remove Edward L. Gaylord (“E.L. Gaylord”) as an individual Reporting Person and a joint filer of this Schedule 13D as a result of his death on April 27, 2003, by deleting references to him in Items 2 and 5 of the Original Statement, and (ii) add the Edward L. Gaylord Revocable Trust as a Reporting Person and joint filer of this Schedule 13D by amending and adding references to it in Items 2 and 5 of the Original Statement. After E.L. Gaylord’s death and the appointment of four (4) Trustees, who act by majority vote, the Edward L. Gaylord Revocable Trust became the beneficial owner of the shares of the Issuer held by the trust as described in Item 5.

Item 2. Identity and Background.

     Item 2 is hereby amended by deleting references to E.L. Gaylord as an individual Reporting Person and by adding the Edward L. Gaylord Revocable Trust as a Reporting Person:

     EDWARD L. GAYLORD REVOCABLE TRUST

     The Edward L. Gaylord Revocable Trust is a trust created under Oklahoma law pursuant to an agreement made and entered into as of December 27, 1989, as amended and restated effective March 13, 2003. The address for the Edward L. Gaylord Revocable Trust is:

The Edward L. Gaylord Revocable Trust c/o Christine Gaylord Everest 9000 North Broadway Oklahoma City, Oklahoma 73114

     There are four (4) trustees of the Edward L. Gaylord Revocable Trust:

Christine Gaylord Everest Mary Gaylord McClean Louise Gaylord Bennett David O. Hogan

     The principal occupation or employment and address of each trustee listed above is as follows:

Christine Gaylord Everest — Chairman and Chief Executive Officer of OPUBCO

9000 North Broadway Oklahoma City, OK 73114

Mary Gaylord McClean – Farmer/Rancher P.O. Box 100 Simpsonville, Kentucky 40067-0100

Louise Gaylord Bennett – Investments P.O. Box 25125 Oklahoma City, OK 73125

David O. Hogan – Accountant — President, Hogan & Slovacek, a Professional Corporation 6120 South Yale Avenue Suite 600 Tulsa, Oklahoma 74136

Item 2 is hereby further amended and restated with respect to the officers and directors of OPUBCO, their respective principal occupation or employment and address as follows:

Christine Gaylord Everest – Chairman and Chief Executive Officer
Mary Gaylord McClean – Vice President, Director
Louise Gaylord Bennett – Secretary, Director
Michael P. Collison – Chief Financial Officer and Treasurer
Gary C. Pierson – Assistant Secretary and General Counsel
Stephen Bartolin, Jr. – Director
Martin C. Dickinson – Director
David O. Hogan – Director

     For each officer and director of OPUBCO listed above, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, 9000 North Broadway, Oklahoma City, Oklahoma, 73114, except for the following:

Mary Gaylord McClean – Farmer/Rancher P.O. Box 100 Simpsonville, Kentucky 40067-0100

Louise Gaylord Bennett – Investments P.O. Box 25125 Oklahoma City, OK 73125

Stephen Bartolin, Jr. – President, Broadmoor Hotel, Inc. P. O. Box 1439 Colorado Springs, CO 80901

Martin C. Dickinson – Retired P.O. Box 7078 Rancho Santa Fe, California 92067

David O. Hogan – Accountant — President, Hogan & Slovacek, a Professional Corporation 6120 South Yale Avenue

Suite 600 Tulsa, Oklahoma 74136

Item 2 is hereby further amended and restated with respect to the officers and directors of GFI, their respective principal occupation or employment and address as follows:

Christine Gaylord Everest – Chairman and Chief Executive Officer Michael P. Collison – Treasurer, Director Gary C. Pierson – Secretary, Director

     Except with respect to Mr. Pierson, for each officer and director of GFI listed above, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, as set forth above. Mr. Pierson is principally employed as General Counsel of OPUBCO with the business address being the same as OPUBCO set forth above.

     Item 2 is hereby further amended and restated with respect to the list of Voting Trustees of The Oklahoma Publishing Company Voting Trust, as follows:

     There are four Voting Trustees:

Christine Gaylord Everest Martin C. Dickinson Mary Gaylord McClean Louise Gaylord Bennett

     Neither Ms. Everest, OPUBCO, GFI, the Voting Trust, the Edward L. Gaylord Revocable Trust nor any of the executive officers and directors or trustees listed above has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented as follows:

     Because of the relationships among the Reporting Persons, it can be expected that they may vote all of the shares of Common Stock over which they have voting control in a consistent manner, and seek to exercise a controlling influence over the Issuer. There is, however, no formal contractual obligation or understanding among the Reporting Persons to do so.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     The following information is as of the close of business on July 31, 2003, based on the number of shares of Common Stock of the Issuer outstanding as of April 30, 2003, according to the Issuer’s Form 10-Q for the period ended March 31, 2003:

     The Edward L. Gaylord Revocable Trust beneficially owns 5,130,581 shares of common stock, constituting 15.18% of the total shares outstanding. Under the terms of the Amended and Restated Edward L. Gaylord Revocable Trust Agreement dated March 13, 2003, the trustees of the Edward L. Gaylord Revocable Trust, acting by majority vote, have the power to vote or direct the vote of, and to dispose or direct the disposition of such shares.

     Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 3,055,868 shares of Common Stock, constituting 9% of total shares outstanding. Of this aggregate number, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,791,793 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 264,075 shares. This figure does not include shares owned by Ms. Everest’s husband James H. Everest or her siblings E. K. Gaylord II, Louise Gaylord Bennett (“Ms. Bennett”) and Mary Gaylord McClean (“Ms. McClean”), as to which Ms. Everest disclaims beneficial ownership. It does include 849,163 shares held by Ms. Everest directly; 3,675 shares beneficially owned by the Jean I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 99,264 shares subject to unexercised options for Common Stock issued to Ms. Everest individually. It also includes 260,400 shares of Common Stock held by OPUBCO, a corporation of which Ms. Everest is Chairman and Chief Executive Officer with power shared with Michael P. Collison, to vote and dispose of the shares as portfolio securities of OPUBCO, and 1,843,366 shares held by GFI, a corporation of which Ms. Everest is Chairman and Chief Executive Officer with sole power to vote and dispose of the shares as portfolio securities of GFI. This figure does not include 5,130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and David O.Hogan (“Mr. Hogan”); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan; 405,978 shares beneficially owned by E.L. and Thelma Gaylord Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Ms. McClean and Mr. Hogan. Ms. Everest disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, The Oklahoman Foundation, the Jean I. Everest Foundation, and the E.L. and Thelma Gaylord Foundation.

     OPUBCO has the power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 6.23% of the outstanding shares. Of this aggregate number, OPUBCO has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 260,400 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 1,843,366 shares held by GFI, a corporation wholly owned by OPUBCO, as to which OPUBCO disclaims a pecuniary interest as a beneficial owner.

     GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,843,366 shares of Common Stock, constituting 5.46% of the outstanding shares. These shares are held directly by GFI.

     The Voting Trust may be deemed to be the indirect beneficial owner of 2,103,766 shares of Common Stock, constituting 6.23% of the outstanding shares. This figure includes 260,400 shares that are held by OPUBCO, a corporation that is controlled by the Voting Trust, and 1,843,366 shares that are held by GFI, a corporation wholly owned by OPUBCO. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims a pecuniary interest as a beneficial owner of the shares held by OPUBCO and GFI.

     The following information is provided with respect to the additional persons named in Item 2 as executive officers, directors or trustees of Reporting Persons that are corporations or trusts, to the best knowledge of the Reporting Persons:

     Mary Gaylord McClean has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 861,979 shares of Common Stock, constituting 2.55% of total shares outstanding. This figure does not include shares owned by Ms. McClean’s siblings, E. K. Gaylord II, Ms. Bennett and Ms. Everest, as to which Ms. McClean disclaims beneficial ownership. This figure includes 828,646 shares held by Ms. McClean as Trustee of the Mary I. Gaylord Revocable Trust; and 33,333 shares held by Ms. McClean as Trustee for the Mary Gaylord Foundation, a charitable foundation. This figure does not include 5,130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; and 405,978 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Ms. McClean is a co-Trustee with Ms. Everest and Mr. Hogan. Ms. McClean disclaims a pecuniary interest as a beneficial owner in the shares held by The Oklahoman Foundation, the E.L. and Thelma Gaylord Foundation and the Mary Gaylord Foundation.

     Louise Gaylord Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 946,747 shares of Common Stock held directly by Ms. Bennett, constituting 2.8% of total shares outstanding. This figure does not include shares owned by Ms. Bennett’s siblings, E. K. Gaylord II, Ms. Everest and Ms. McClean, as to which Ms. Bennett disclaims beneficial ownership. This figure further excludes 5,130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan and 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. McClean and Mr. Hogan. Ms. Bennett disclaims a pecuniary interest as a beneficial owner in the shares held by and The Oklahoman Foundation.

     David O. Hogan has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 71,000 shares subject to unexercised options for Common Stock issued to E.L. Gaylord individually, which are now held by Mr. Hogan as Executor of E.L. Gaylord’s estate. This figure does not include: (i) shares beneficially owned by Inasmuch Foundation, a charitable foundation, and Ethics and Excellence in Journalism, a charitable foundation, each of which Mr. Hogan serves as one of six directors, such directors taking action on behalf of each foundation by a majority vote; (ii) 5,130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust of which Mr. Hogan is a co-Trustee with Ms. McClean, Ms. Bennett and Ms. Everest; (iii) 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with Ms. Everest, Ms. McClean and Ms. Bennett; and (iv) 405,978 shares beneficially owned by E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with Ms. Everest and Ms. McClean. Mr. Hogan disclaims a pecuniary interest as a beneficial owner in the shares he holds as Executor of E.L. Gaylord’s estate and in the shares held by the Edward L. Gaylord Revocable Trust, The Oklahoman Foundation and the E.L. and Thelma Gaylord Foundation.

     Martin C. Dickinson has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 805,596 shares of Common Stock, constituting 2.38% of total shares outstanding. This figure includes 400,000 shares owned by the Donald C. Dickinson and Elizabeth M. Dickinson Foundation, of which Mr. Dickinson is president and a director; 306,332 shares held as Trustee for the Martin C. Dickinson Revocable Trust; and 99,264 shares subject to unexercised options for Common Stock issued to Mr. Dickinson individually.

     Stephen Bartolin, Jr. has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 73 shares of Common Stock. These shares are held directly by Stephen Bartolin Jr.

     Michael P. Collison has the power to vote or direct the vote of, or to dispose or direct the disposition of, 260,404 shares of Common Stock, constituting less than 1% of total shares outstanding. Of this aggregate number, Mr. Collison has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 4 shares which are held directly by Mr. Collison, and shared power, with Ms. Everest, to vote or direct the vote of, and to dispose or direct the disposition of, 260,400 shares of Common Stock held by OPUBCO as portfolio securities of OPUBCO, a corporation of which Mr. Collison is the Chief Financial Officer. Mr. Collison disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO.

     None of the Reporting Persons or, to the best of their knowledge, the additional persons listed in Item 2 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

     Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

      Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     The Joint Filing Agreement entered into by the parties in connection with this Schedule 13D filing has been amended to add the Edward L. Gaylord Revocable Trust as a joint filer and to remove E.L. Gaylord as a joint filer. A copy of the Amended Joint Filing Agreement dated July 31, 2003 is attached as Exhibit 99.1 hereto.

      Item 7. Materials to be filed as Exhibits.

Exhibit 99.1: Amended Joint Filing Agreement dated July 31, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2003	THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST
Christine Gaylord Everest, Voting Trustee
By: /s/ Christine Gaylord Everest

By: /s/ Christine Gaylord Everest

THE EDWARD L. GAYLORD REVOCABLE TRUST
Christine Gaylord Everest, Trustee
By: /s/ Christine Gaylord Everest

THE OKLAHOMA PUBLISHING COMPANY
By: /s/ Christine Gaylord Everest

Chief Executive Officer
GFI COMPANY
By: /s/ Christine Gaylord Everest,

Chief Executive Officer